June 20, 2017

Via EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Four Springs Capital Trust
Registration Statement on Form S-11
File No. 333-218205

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), RBC Capital Markets, LLC and SunTrust Robinson Humphrey, Inc., as representatives of the several underwriters, hereby join in the request of Four Springs Capital Trust that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective as of 2:00 p.m., Eastern time, on June 22, 2017, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act:

(i)                                     Date of preliminary prospectus: June 13, 2017

(ii)                                  Dates of distribution: June 13, 2017 through the date hereof

(iii)                               Number of preliminary prospectuses distributed to prospective underwriters, institutional investors, dealers and others: approximately 2,400

(iv)                              We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature page follows]

Very truly yours,

RBC CAPITAL MARKETS, LLC SUNTRUST ROBINSON HUMPHREY, INC.

As Representatives of the several Underwriters

RBC CAPITAL MARKETS, LLC

By:	/s/ Jennifer Caruso
Name: Jennifer Caruso
Title: Managing Director

SUNTRUST ROBINSON HUMPHREY, INC.

By:	/s/ John M.H. Williams, II
Name: John M.H. Williams, II
Title: Managing Director

[Signature Page to the Acceleration Request]